INMED PHARMACEUTICALS INC.
Suite 310 - 815 West Hastings Street

Vancouver, British Columbia, Canada

V6C 1B4

VIA EDGAR

December 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: InMed Pharmaceuticals Inc.

Acceleration Request for Registration Statement on Form S-1

Filed December 7, 2022

File No. 333-268700

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InMed Pharmaceuticals Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to December 14, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Brian Fenske of Norton Rose Fulbright US LLP at (713) 651 5557.

Sincerely,

INMED PHARMACEUTICALS INC.

/s/ Eric A. Adams
Eric A. Adams
President and Chief Executive Officer

cc: Sarah Li, InMed Pharmaceuticals Inc.

Brian Fenske, Norton Rose Fulbright US LLP